Zep Inc.

4401 Northside Parkway

Suite 700

Atlanta, Georgia 30327-3093

October 10, 2007

VIA EDGAR AND TELECOPIER

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Brigitte Lippman

Re:	Zep Inc.

Registration Statement on Form 10 (File No. 001-33633)

Dear Ms. Lippman:

On behalf of Zep Inc. (the “Company”), we have filed, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), and the rules thereunder, with the Commission, a registration statement on Form 10 (the “Form 10”) for registration under the Act of the Company’s Common Stock, par value $0.01 per share, and the associated Preferred Stock Purchase Rights.

The New York Stock Exchange has certified to the Commission, pursuant to Section 12(d) of the Act and the rules thereunder, that such class of Common Stock (together with the associated Preferred Stock Purchase Rights) has been approved for listing and registration.

We hereby request acceleration of the effective date of the Form 10, to 4:00 p.m., Eastern Time, on Thursday, October 11, 2007, or as soon thereafter as practicable.

Please call the undersigned at (404) 352-1680 or Keith M. Townsend of King & Spalding at (404) 572-3517 if you have any questions.

Zep Inc.

By	/s/ C. Francis Whitaker, III
C. Francis Whitaker, III Vice President, General Counsel, and Secretary

cc:	Keith M. Townsend